UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 10, 2022

Commission File Number 1- 10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       ____x_____           Form 40-F      __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

On January 10, 2022, the Westpac Banking Corporation (the “Company”) requested that The New York Stock Exchange suspend trading of the Company’s American depositary shares, each representing the right to receive one ordinary share of the Company (the “ADSs”) effective January 31, 2022. On January 21, 2022, the Company intends to file with the Securities and Exchange Commission a Form 25 Notification of Removal from Listing and/or Registration to delist and deregister the ADSs under Section 12(b) of the Securities Exchange Act of 1934, as amended.

A copy of the ASX Release issued by the Company in connection with the delisting of the ADSs is attached hereto as Exhibit 99.1.

Item 9.01       Financial Statements and Exhibits.

Exhibit Number	Exhibit

99.1	ASX Release, dated January 10, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTPAC BANKING CORPORATION (Registrant)

By:	/s/ Andrew Bowden
Andrew Bowden
Head of Investor Relations

Date: January 10, 2022

EXHIBIT INDEX

Exhibit Number	Exhibit

99.1	ASX Release, dated January 10, 2022